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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Diomed Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    25454R108
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                                 (CUSIP Number)

                                  Mark Belzberg
                          Winton Capital Holdings Ltd.
                               802 Grand Pavillion
                                PO Box 30543 SMB
                                  Grand Cayman
                                 Cayman Islands
                                       BWI
                                 (345) 946-8614
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  May 30, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  25454R108
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(1) Names of Reporting Persons: Winton Capital Holdings Ltd.
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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(3) SEC Use Only
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(4) Source of Funds (See Instructions). SC.
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                                 [ ]
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(6) Citizenship or Place of Organization.Winton Capital Holdings Ltd. is a
    B.V.I. company.
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  Number of Shares           (7) Sole Voting Power          40,000
  Beneficially               (8) Shared Voting Power             0
  Owned by Each              (9) Sole Dispositive Power     40,000
  Reporting Person          (10) Shared Dispositive Power        0
  With
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person        40,000
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(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)                                            [ ]
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(13) Percent of Class Represented by Amount in Row (11)                     .13%
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(14) Type of Reporting Person (See Instructions)                             IV

Item 1. Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock"), of Diomed Holdings, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1 Dundee Park, Andover, MA 01810.

Item 2. Identity and Background

This statement is being filed by Winton Capital Holdings Ltd, a B.V.I. company ("Winton"). The business address of Winton is 802 Grand Pavillion, PO Box 30543 SMB, Grand Cayman, Cayman Islands, BWI.

Winton's principal business is as an investment company.

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During the last five years, no executive officer or director of Winton has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Winton is a B.V.I. company.

Item 3. Source and Amount of Funds or Other Consideration

On February 14, 2002, Diomed Acquisition Corp., a Delaware corporation ("Sub") and a wholly owned subsidiary of the Issuer, merged with and into Diomed, Inc., a Delaware corporation ("Diomed") (the "Merger"), pursuant to the Agreement and Plan of Merger dated as of January 29, 2002 (the "Merger Agreement"), among Pashleth Investment Ltd. (as assigned to and assumed by the Issuer), Sub and Diomed. As a result of the Merger, the separate corporate existence of Sub ceased, Diomed continued as the surviving corporation and as a wholly owned subsidiary of the Issuer.

In connection with the Merger, on February 14, 2002, Issuer issued to Winton (i) 386,250 fully paid and nonassessable shares of Class A convertible preferred stock of the Issuer, par value $0.001 per share (the "Class A Stock"), (ii) Warrants (the "Warrants") to purchase 10,000 shares of Class A Stock and (iii) 1,200,000 shares of Common Stock purchased by Winton in a private placement sale. The Class A Stock owned by Winton (assuming full exercise of the Warrants), subject to the restrictions on conversion contained in the Merger Agreement and the Certificate of Designations relating to the Class A Stock filed with the Secretary of State of the State of Nevada on February 12, 2002 (the "Certificate of Designation"), were to be converted into 1,585,000 shares of Common Stock.

On May 13, 2002, the Issuer completed a merger with and into a newly-created, wholly-owned Delaware corporation subsidiary (the "Migratory Merger"). In connection with the Migratory Merger, the Issuer's then-outstanding Class A Stock was converted into that number of shares of shares of Common Stock into which the Class A Stock was convertible, or, assuming full exercise of the Warrants, 1,585,000 shares.

Pursuant to the terms of the private placement sale of the Common Stock purchased by Winton on February 14, 2002, the Issuer issued an additional 6,000 shares of Common Stock to Winton on November 1, 2002 because the Issuer's registration statement registering those shares was not declared effective by the SEC within 240 days of the Merger.

Pursuant to the Certificate of Designations relating to the Class A Stock, the Class A Stock began to automatically convert into Common Stock at a rate of 5% per month on the last day of each month beginning December 31, 2002. Pursuant to its discretion set forth in the Certificate of Designations of the Class A Stock, the Issuer's Board of Directors determined to accelerate the conversion of all outstanding shares of Class A Stock on March 31, 2003, at which time all of the Winton's Class A Stock was automatically converted into Common Stock, resulting in Winton's beneficially owning 2,791,000 shares of Common Stock (40,000 shares of which were represented by the Warrants).

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The foregoing is a summary description of certain terms of the Merger Agreement and the Certificate of Designation and is qualified in its entirety by reference to the Merger Agreement and the Certificate of Designation, which are incorporated into this Schedule 13D/A by reference as Exhibits 1 and 3 respectively. The foregoing description of certain terms of the Class A Stock is qualified in its entirety by reference to the Certificate of Designation. The foregoing description of the Migratory Merger is qualified in its entirety by reference to the Issuer's Definitive Proxy Statement dated April 22, 2002

Item 4. Purpose of Transaction

Winton acquired the Common Stock beneficially owned by it in connection with the Merger and for investment purposes. Except as described in this statement or in the documents referred to herein, Winton has no present plans which would relate to or result in the events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of March 31, 2003 (after the conversion of the Class A Stock into Common Stock as described in Item 3) Winton owned 2,751,000 shares of Common Stock and Warrants to purchase 40,000 shares of Common Stock, representing approximately 9.6% of the Common Stock then outstanding. Winton possessed sole voting and dispositive power with respect to all of such securities.

On May 19 through May 30, 2003, Winton sold all of its shares of Common Stock on the public market (the Common Stock is listed on the American Stock Exchange) at an average price of approximately $0.23 per share. As a result, as of May 31, 2003, Winton owned no shares of Common Stock but owned Warrants to purchase 40,000 shares of Common Stock, representing approximately .13% of the Common Stock outstanding. Consequently, Winton is no longer subject to reporting under Rule 13-d.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Winton or between it and any other person with respect to any securities of the Issuer.

The information set forth in Item 3 with respect to the Merger Agreement and the Class A Stock is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger dated as of January 9, 2002 among Pashleth Investment Ltd., Diomed Acquisition Corp. and Diomed, Inc., including certain exhibits and a list of schedules and exhibits thereto, incorporated by reference to Exhibit 2.1 in Diomed Holdings, Inc.'s Form 8-K, dated February 14, 2002 (File No. 000-32045).

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Exhibit 2      Assignment and Assumption Agreement, dated February 11, 2002, between Diomed Holdings, Inc. and Pashleth Investment, Ltd., and acknowledged and agreed to by Diomed Acquisition Corp. and Diomed, Inc.

Exhibit 3 Certificate of Designation for Class A Convertible Preferred Stock, incorporated by reference to Exhibit 4.2 in Diomed Holdings, Inc.'s Form 8-K, dated February 14, 2002 (File No. 000-32045).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                  WINTON CAPITAL HOLDINGS LTD.


Signature  By: /s/ MARK BELZBERG
               --------------------
               Name:  Mark Belzberg
               Title:



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                                  EXHIBIT INDEX


Exhibit 1 Agreement and Plan of Merger dated as of January 9, 2002 among Pashleth Investment Ltd., Diomed Acquisition Corp. and Diomed, Inc., including certain exhibits and a list of schedules and exhibits thereto, incorporated by reference to
                    Exhibit 2.1 in Diomed Holdings, Inc.'s Form 8-K, dated February 14, 2002 (File No. 000-32045).

Exhibit 2 Assignment and Assumption Agreement, dated February 11, 2002, between Diomed Holdings, Inc. and Pashleth Investment, Ltd., and acknowledged and agreed to by Diomed Acquisition Corp. and Diomed, Inc.

Exhibit 3 Certificate of Designation for Class A Convertible Preferred Stock, incorporated by reference to Exhibit 4.2 in Diomed Holdings, Inc.'s Form 8-K, dated February 14, 2002 (File No. 000-32045).


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